SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 1
                                 (RULE 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                         INTERNATIONAL DEVELOPMENT CORP.
                                (Name of Issuer)


        COMMON STOCK, SERIES A PREFERRED STOCK, SERIES B PREFERRED STOCK
                         (Title of Class of Securities)


                                   459 38Y 107
                                 (CUSIP Number)


                                Betty-Ann Harland
                         534 Delaware Avenue, Suite 412
                             Buffalo, New York 14202
                                 (416) 490-0254

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 11, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [_].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Betty-Ann Harland
--------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) [_]
                                                                                                (b) [_]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
      OO
--------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS
      2(d) or 2(e)                                                                                  [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Canada
--------------------------------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER
   SHARES          65,000 Series A Preferred Shares of the Issuer and
BENEFICIALLY       1,000,000 Series B Preferred Shares of the Issuer*
  OWNED BY
    EACH
  REPORTING        *Equal to the voting power of 513,000,000 shares of the Common Stock of the Issuer
   PERSON
    WITH
--------------------------------------------------------------------------------------------------------
                8  SHARED VOTING POWER
                   None
--------------------------------------------------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER
                   65,000 Series A Preferred Shares of the Issuer and
                   1,000,000 Series B Preferred Shares of the Issuer

--------------------------------------------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   None
--------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      65,000 Series A Preferred Shares of the Issuer and
      1,000,000 Series B Preferred Shares of the Issuer
--------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [_]
      (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      65 percent of the Series A Preferred stock of the Issuer;
      100 percent of the Series B Preferred stock of the Issuer
--------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
--------------------------------------------------------------------------------------------------------

ITEM 1.     SECURITY  AND  ISSUER.

     This Amendment No. 1 to Schedule 13D relates to common stock, par value $0.001 per share (the "Common Stock"), Series A preferred stock, par value $0.001 per share (the "Series A Preferred Stock") and Series B preferred stock, par value $0.001 per share (the "Series B Preferred Stock") of International Development Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 534 Delaware Avenue, Suite 412, Buffalo, New York 14202.

ITEM 2.     IDENTITY  AND  BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Amendment No. 1 to Schedule 13D is hereby filed by Betty-Ann Harland (the "Reporting Person"). The Reporting Person's business address is 534 Delaware Avenue, Suite 412, Buffalo, New York 14202. The Reporting Person is a director, chairman, and chief executive officer of the Issuer.

     As previously reported, on September 23, 2004, the Reporting Person acquired 15,000,000 shares of Common Stock of the Issuer. The Reporting Person acquired the shares of the Common Stock from the Issuer. All of the shares of Common Stock acquired by the Reporting Person on September 23, 2004 bore a legend restricting their disposition as required by the Securities Act of 1933, as amended.

     On January 15, 2005, the Reporting Person exchanged the 15,000,000 shares of Common Stock owned by her for 1,000,000 shares of the Series A Preferred Stock. As a result, the Reporting Person owns zero shares of the Common Stock on the date of this Amendment No. 1 to Schedule 13D.

     On July 11, 2005, the Issuer's directors approved the surrender to the Issuer and cancellation of 900,000 Series A Preferred Shares held by the Reporting Person. Further, on September 20, 2005, the Reporting Person disposed of 35,000 shares of the Series A Preferred Stock. As a result, the Reporting Person owns 65,000 shares of the Series A Preferred Stock on the date of this Amendment No. 1 to Schedule 13D. Each share of the Series A Preferred Stock is convertible into 200 shares of Common Stock. Each share of the Series A Preferred Stock entitles the holder to 200 votes of the Issuer's Common Stock. The 65,000 shares of the Series A Preferred Stock owned by the Reporting Person are equal to the voting power of 13,000,000 shares of the Common Stock.

     On July 11, 2005, the Issuer's directors authorized the issuance of 1,000,000 shares of the Series B Preferred Stock to the Reporting Person in consideration for $1,000 cash. The shares of the Series B Preferred stock are not convertible into shares of the Issuer's Common Stock. Each share of the Series B Preferred Stock entitles the holder to 500 votes of the Issuer's Common Stock. As a result, the Reporting Person owns 1,000,000 shares of the Series B Preferred Stock on the date of this Amendment No. 1 to Schedule 13D. The 1,000,000 shares of the Series B Preferred Stock are equal to the voting power of 500,000,000 shares of the Common Stock.

     As the result of her ownership of the Series A Preferred Stock and the Series B Preferred Stock, the Reporting Person has the power to vote a total of 513,000,000 shares of the Issuer's Common Stock on the date of this Amendment No. 1 to Schedule 13D.

     The Reporting Person is a citizen of Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As previously reported, the Reporting Person used US $25,000.00 of her personal funds as consideration for the purchase of the Common Stock of the Issuer. The Reporting Person subsequently exchanged the 15,000,000 shares of Common Stock owned by her for the 1,000,000 shares of the Series A Preferred Stock. The Reporting Person used US $1,000 of her personal funds as consideration for the purchase of the Series B Preferred Stock of the Issuer.


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
ITEM 4.     PURPOSE OF TRANSACTION.

     The Reporting Person acquired her interest in the Issuer solely for investment purposes. As previously reported, subsequent to the completion of the stock purchase transaction, the Reporting Person was elected director, chairman and chief executive officer of the Issuer. As an officer and director of the Issuer, the Reporting Person has the power of influencing the management of the Issuer as to various business and corporate matters. Concurrently with the election of the Reporting Person as an officer and director of the Issuer, James
A. Clemenger resigned as director and secretary of the Issuer, Douglas Robertson resigned as chief financial officer of the Issuer, and D. Brian Robertson was appointed chief financial officer of the Issuer. At the time of the filing of the Schedule 13D, the Issuer had the following officers and directors:

                NAME                          POSITION
                ----                          --------
          Betty-Ann Harland      Chairman, Chief Executive Officer, and
                                                Director
          Max Weissengruber     President, Chief Operating Officer, and
                                                Director
           Brian Robertson               Chief Financial Officer

          Douglas Robertson                     Director

          Robert W. Gingell                     Director

           Arthur N. Kelly                      Director

     On the date of this Amendment No. 1 to Schedule 13D, the Issuer has the following officers and directors:

                NAME                          POSITION
                ----                          --------
          Betty-Ann Harland      Chairman, Chief Executive Officer, and
                                                Director
          Max Weissengruber     President, Chief Operating Officer, and
                                                Director
           Brian Robertson               Chief Financial Officer

          Douglas Robertson                     Director

           Richard Proulx                       Director

           Arthur N. Kelly                      Director

     As previously reported, on October 18, 2004, 1421209 Ontario Limited granted to the Reporting Person an irrevocable proxy to vote 6,000,000 shares of the Issuer's Common Stock in favor of the change in the Issuer's domicile and corporate name.

     As previously reported, on October 12, 2004, 1421209 Ontario Limited granted to the Issuer an option to redeem 3,000,000 shares of the Issuer's Common Stock, which were then held in escrow, for a total sum of $25,000, payable in two installments. The first installment of $10,000 was paid by the Issuer on October 12, 2004, and the balance of $15,000 was due on or before February 1, 2005. The Issuer was unable to pay the second installment of $15,000 and the option to redeem the 3,000,000 shares of the Common Stock expired.

     As previously reported, the Reporting Person caused the Issuer to change its state of incorporation from Delaware to Nevada. As part of the change of domicile, the Issuer adopted a new corporate name, articles of incorporation and bylaws and the relevant details are contained in the Issuer's information statement on Schedule 14C, as amended, dated November 19, 2004, as well as the Issuer's Current Report on Form 8-K, filed with the SEC on December 9, 2004. The Issuer's business was not changed following the change in domicile.

     Effective November 7, 2005, the Reporting Person plans to approve a grant of discretionary authority to the Issuer's board of directors to implement a reverse split of the issued and outstanding shares of the Issuer's Common Stock on the basis of one post-consolidation share for up to each 1,000 pre-consolidation shares to occur at some time within 60 days of the date of the Issuer's information statement dated October 17, 2005.

     Effective November 7, 2005, the Reporting Person also plans to approve a transaction in which the Issuer will sell to Max Weissengruber, the Issuer's president, chief operating officer and director, and D. Brian Robertson, the Issuer's chief financial officer, one share of Common Stock, par value $0.001 per share, constituting 100 percent of the issued and outstanding shares of the capital stock of Freshwater Technologies, Inc., ("Freshwater") (the "Stock") for a total purchase price of $60,210.33 (the "Transaction").

     The purchase price will be paid as follows:

     - The sum of $32,482.51 will be paid in the form of forgiveness of debt for salary by the Issuer to Max Weissengruber, as well as the termination of his employment agreement with the Issuer; and

     - The sum of $27,727.82 will be paid in the form of forgiveness of debt for salary owing by the Issuer to D. Brian Robertson, as well as the termination of his employment agreement with the Issuer.

     When the Transaction is consummated, Messrs. Weissengruber and Robertson will own 100 percent of Freshwater's outstanding capital stock. The Stock of Freshwater to be delivered to Messrs. Weissengruber and Robertson pursuant to the Transaction will be issued pursuant to an exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended, inasmuch as the one share will be issued for investment purposes without a view to distribution. The Issuer will deliver to Mr. Weissengruber certificates representing one-half share of the Stock and to Mr. Robertson certificates representing one-half share of the Stock.

     The certificates representing the Stock of Freshwater to be delivered to Messrs. Weissengruber and Robertson will bear a restrictive legend thereon restricting their transfer.

     When the Transaction is approved, Freshwater will cease to be the Issuer's wholly-owned subsidiary and the Issuer will exit the water purification business.

     Upon occurrence of such corporate events, the Issuer will promptly file a current report on Form 8-K with the SEC to report the changes.

     Other than the grant of discretionary authority to the Issuer's directors and the approval of the Freshwater stock purchase transaction between the Issuer and Messrs. Weissengruber and Robertson described in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     5. Any material change in the present capitalization or dividend policy of the Issuer;
     6. Any other material change in the Issuer's business or corporate structure;
     7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     10.     Any  action  similar  to  any  of  those  enumerated  above.

ITEM 5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     As previously reported, on September 23, 2004, pursuant to the terms of the Private Placement Agreement, the Reporting Person acquired 15,000,000 shares of Common Stock of the Issuer. The Reporting Person acquired the shares of the Common Stock from the Issuer. All of the shares of Common Stock acquired by the Reporting Person bore a legend restricting their disposition as required by the Securities Act of 1933, as amended.

     On January 15, 2005, the Reporting Person exchanged the 15,000,000 shares of Common Stock owned by her for 1,000,000 shares of the Series A Preferred Stock. As a result, the Reporting Person owns zero shares of the Common Stock on the date of this Amendment No. 1 to Schedule 13D.

     On July 11, 2005, the Issuer's directors approved the surrender to the Issuer and cancellation of 900,000 Series A Preferred Shares held by the Reporting Person. Further, on September 20, 2005, the Reporting Person disposed of 35,000 shares of the Series A Preferred Stock. As a result, the Reporting Person owns 65,000 shares of the Series A Preferred Stock on the date of this Amendment No. 1 to Schedule 13D. Each share of the Series A Preferred Stock is convertible into 200 shares of Common Stock. Each share of the Series A Preferred Stock entitles the holder to 200 votes of the Issuer's Common Stock. The 65,000 shares of the Series A Preferred Stock owned by the Reporting Person are equal to the voting power of 13,000,000 shares of the Common Stock.

     On July 11, 2005, the Issuer's directors authorized the issuance of 1,000,000 shares of the Series B Preferred Stock to the Reporting Person in consideration for $1,000 cash. The shares of the Series B Preferred stock are not convertible into shares of the Issuer's Common Stock. Each share of the Series B Preferred Stock entitles the holder to 500 votes of the Issuer's Common Stock. As a result, the Reporting Person owns 1,000,000 shares of the Series B Preferred Stock on the date of this Amendment No. 1 to Schedule 13D. The 1,000,000 shares of the Series B Preferred Stock are equal to the voting power of 500,000,000 shares of the Common Stock.

     As the result of her ownership of the Series A Preferred Stock and the Series B Preferred Stock, the Reporting Person has the power to vote a total of 513,000,000 shares of the Issuer's Common Stock on the date of this Amendment No. 1 to Schedule 13D.

     Other than the transactions described in Items 2, 3 and 4 above, there have been no transactions in the Common Stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this amendment No. 1 to Schedule 13D is true, complete and correct.

     Dated: October 11, 2005.


                                          /s/ Betty-Ann Harland
                                          -------------------------------------
                                          BETTY-ANN HARLAND